Hogan & Hartson
l.l.p.
COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM
November 1, 2005
BY HAND DELIVERY AND EDGAR
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation Form 10-K for the fiscal year ended 6/30/2005 Filed August 31, 2005 File No. 000-21059
Dear Mr. Krikorian:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below is ACE*COMM’s response to the Staff’s comment letter dated October 11, 2005 relating to your review of the above filing.
Form 10-K for the Fiscal Year Ended June 30, 2005
Financial Statements
Notes to Consolidated Financial Statements
Note 10 — Stockholders’ Equity, page F-15
3.	We note your response to prior comment number 3. You indicate that the warrants were treated as equity since there is no provision in the contract that would require net cash settlement and your obligation to register the shares underlying the warrants is required only on a best efforts basis. However, we note section 6.1(d) of the Securities Purchase Agreement (included as Exhibit 4.1 to your Form 8-K filed on

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
November 1, 2005

April 4, 2005) which indicates that you are required to pay liquidated damages if you do not meet certain requirements with regard to the registration statement, including maintaining effectiveness. We further note your requirement to also pay liquidated damages in the event that your common stock is not listed. As such, it appears that the contract does not meet the conditions in paragraphs 14 through 18 of EITF 00-19. Further explain why equity classification of the warrants is appropriate. In addition, as previously requested, tell us the basis for your accounting for the investors’ additional investment right to acquire common stock and warrants. Explain how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether these financial instruments should have an equity classification or liability classification.

Response: The Company believes that an equity classification of the warrants is appropriate. First, the Company is permitted to issue unregistered shares upon exercise of the warrants, so stock settlement of the warrant even in the absence of registration is explicitly contemplated. Second, the damages for failure to achieve registration is effectively limited by the ability of the investors to re-sell the shares received upon exercise of the warrants after the Rule 144 holding period. Third, any discount for lack of registration that the damages provisions might represent is reasonable for purposes of the SFAS 133 analysis. As explained in more detail below, this can be seen readily when comparing the discount represented by the damages, which is to be applied to a warrant exercise price that represented a 10% premium over the market price, to the explicit 20% discount below market price that applied to the common stock sold to the same investors at the same time the warrants were issued.

As the Company previously stated in its response to the Staff on September 28, 2005, the Company is specifically permitted to issue unregistered shares to cover the warrant. The warrant has a net shares or “cashless” exercise provision, which gives the investor the right to receive the value of the warrant in shares without paying the cash exercise price, if the stock to be received upon exercise is not registered.

While the Company is required under the Stock Purchase Agreement to use its best efforts to seek to register the shares underlying the warrants for resale, the obligation is limited to best efforts. If the registration is not successful, the investors do not have a claim for return of any funds.

Further, the same registration obligation and liquidated damages for non-registration exist with respect to the stock sold outright to the investors at the closing as apply to the warrant, and the same registration obligation and damages also would exist with respect to the stock received following exercise of the warrant. These provisions make clear that the liquidated damages relates to actions the Company needs to take after the issuance of shares, and does not relate to the use of

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
November 1, 2005

unregistered shares to settle the warrant. This supports treatment of the warrant in the same manner as the stock sold outright at the same closing, namely as equity.

Moreover, the Company is not obligated to pay liquidated damages indefinitely despite any continuing failure to register. The holders will satisfy the holding period for the sale of common stock under Rule 144 of the Securities Act after holding the warrant for one year, assuming the holders rely on the net exercise provision in the warrant. Most holders would receive less than 1% of the outstanding common stock upon exercise of the warrant, and therefore could dispose of all such shares immediately after the one year. Although one holder might receive more than 1% of the outstanding common stock upon exercise of the warrant, none of the holders would receive more than 2%, and each of the holders would therefore be able to sell all of the stock received upon exercise of the warrant within 15 months after closing. The Company strongly believes that any failure to register the shares will not result in any further liquidated damages being due to the investors after the expiration of 12 months due to the ability of investors to sell without registration at that time. The maximum effective liquidated damages therefore equals 1% per month of the aggregate purchase price paid for the securities for 9 months (the agreement gives the Company 90 days following closing to seek registration before penalties apply). This would mean 9% maximum liquidated damages for most holders, and even if the Company would be exposed for up to 12% for a single holder, the blended overall effective liquidated damages would be less than 10%.

Although the warrant holders could choose not to rely on the net exercise provision, the Company believes the investors’ obligation to mitigate damages under applicable law would prevent them from claiming additional liquidated damages based on failure to utilize the net shares exercise provision and rely on Rule 144 to sell the warrant shares. (The Company also believes it has an adequate defense to payment of the damages on the basis that the investors were equally responsible for the structure of the transaction, but since the prior paragraph is sufficient to demonstrate an effective cap to the liquidated damages this argument does not need to be explored further here).

The Company has determined, for purposes of Paragraph 16 of EITF 00-19, that to the extent the 9% or 12% liquidated damages is attributable to the Company settling the warrants with unregistered shares, the amount is a reasonable discount to the value of registered shares, and does not result in a determination that settlement in unregistered shares should be disregarded. The warrants have an exercise price of $3.53, which represented a 10% premium to market price at the time of closing. Even assuming an aggregate 10% discount from that exercise price, this still gives the warrants an exercise price that represents market price. Although this discount would result in a greater allocation of value to the warrant, rather than the common stock sold to investors as part of the units sold at closing, the Company certainly

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
November 1, 2005

believes that a 10% premium on a warrant is well within the commercially reasonable range for pricing of securities by companies with the size, earnings performance and market float of ACE*COMM.

Further, in making a determination on the commercially reasonable nature of the discount, the Company noted that it needed to accept a significant discount versus the market price on the shares of common stock that it sold outright at the closing. In this transaction, which represented the best terms the Company could obtain from prospective investors at that time after some months of discussions with investor groups and working with financial advisers, the Company sold its common stock in a private placement to investors for $2.50 per share at a time when the closing price of ACE*COMM common stock was $3.18 per share. The common stock therefore was sold, at the same time that the warrants were issued, at a 20% discount versus the average price of the Company’s stock in the public market. It is very clear to the Company that a maximum 9% or 10% discount on the warrants due to possible liquidated damages is a far better outcome for the Company than a 20% discount on common stock. For these reasons the Company has concluded that the discount on the warrants is reasonable for purposes of the analysis required by FAS 133 and EITF 00-19. The Company also notes that the same liquidated damages discount would apply to the common stock for failure to register, so the more appropriate comparison might be about 30% for the common stock versus 9% for the warrants, and that even after application of the liquidated damages the warrants would have an exercise price that represented a premium over market price.

(The Company also believes that the time value of money also needs to be considered, and that liquidated damages of 1% per month or 12% per year, well below the return that the Company would need to offer investors to attract investment capital, is well within the commercially reasonable range. From the perspective of investors, who bargained to have a liquid security within 90 days after closing, receiving this level of return (on an unsecured basis) on their capital until the securities are salable into the public market does not represent a return outside the commercially reasonable range. However, in view of the discussion in the prior paragraph, the Company believes no further grounds are needed to establish commercial reasonableness of the discount, and this argument does not need to be explored further here.)

For these reasons, the Company believes that the equity classification of the warrants was appropriate. The Company made a similar determination, based on the guidance in SFAS 133 and EITF 00-19, in classifying the additional investment rights for common stock and warrants as equity. The Company is permitted to deliver unregistered shares upon exercise of the additional investment rights, and the determination regarding the reasonableness of the discount also applies to the additional investment rights since they are priced at the same value (and with the same liquidated damages provision) as the common stock sold outright at closing.

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
November 1, 2005

Accordingly, the Company believes that equity classification for the additional investment rights is also appropriate.
* * * * *
     Your attention to this response is greatly appreciated. Should you have any questions concerning the above response, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,

/s/ Steven M. Kaufman

Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar Frank A. Bacelli